THE ALGER FUNDS
360 Park Avenue South
New York, New York 10010

August 13, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kim Browning

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), on or about August 15 2018 we plan to file with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 110 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will relate to the Post-Effective Amendment to the Registration Statement filed with the SEC on June 1, 2018 that was designated Post-Effective Amendment No. 108 (the “June 1 Filing”).  The June 1 Filing was made pursuant to Rule 485(a)(1) under the Securities Act in order to change the name of Alger International Growth Fund (the “Fund”) to Alger International Focus Fund, to revise the Principal Investment Strategy description, and to update the portfolio managers.

The Amendment will be filed in order to (i) reflect the comments of the staff (the “Staff”) of the SEC on the June 1 Filing, as discussed below, (ii) file certain exhibits, and (iii) make certain other non-material revisions.

Comments were provided on the June 1 Filing by telephone to Rachel Aldous, Jenny Du, and the undersigned by Kim Browning of the Staff on July 17, 2018.  For the convenience of the Staff, comments have been restated below in their entirety, and the Trust’s response follows each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the June 1 Filing.

1.                                      Staff Comment: The Staff asked that we ensure that we update the EDGAR pages to reflect the new Fund name.

Response: We confirm that we will update the EDGAR pages to reflect the new name of the Fund upon effectiveness.

2.                                      Staff Comment: The Staff requested that we confirm that current shareholders of the Fund were notified of the upcoming name change and change in Principal Investment Strategy.

Response: We confirm that shareholders of the Fund were notified via a supplement to the prospectus on May 18, 2018.

3.                                      Staff Comment: The Staff stated that, per Item 3 of Form N-1A, the preamble to the fee and expense table must state the page number where a shareholder can find information regarding the purchase and redemption of Fund shares.

Response: In conformity with Form N-1A and the Staff’s comment, we have added a reference to the page number in the prospectus where a shareholder can find this information.

4.                                      Staff Comment: The Staff asked that we explain why we believe that our description in the fee table of the “Distribution and/or Service (12b-1) Fee” line item is appropriate.

Response: We believe that this line item is identified appropriately because it follows the example in Item 3 of Form N-1A.

5.                                      Staff Comment: The Staff asked that we confirm whether the Fund engaged in short sales, and, if so, whether the expenses associated with short sales were included in the expense table.

Response: We confirm that the Fund currently does not have any expenses related to short sales to disclose in the fee and expense table.

6.                                      Staff Comment: The Staff asked that we confirm that we will extend the fee waiver agreement to a minimum of one year after the effective date of the prospectus if it will be disclosed in the fee and expense table.

Response: We confirm that we will extend the fee waiver agreement to last at least one year after the effective date of the prospectus if the fee waiver is included in the expense table.

7.                                      Staff Comment: The Staff asked that we modify the Fund’s disclosure of the recoupment of waived or reimbursed expenses to note that we would only recoup expenses “to the extent that such recoupment would not cause the expense ratio to exceed the lesser of the stated limitation in effect at the time of (i) the waiver or reimbursement and (ii) the recoupment after the repayment of the recoupment is taken into account.”

Response: In conformity with Form N-1A and the Staff’s comment we have added this language to the recoupment disclosures.

8.                                      Staff Comment: The Staff asked that, in the Principal Investment Strategy section of the prospectus, we define the phrase “high quality growth company.”

Response: In conformity with Form N-1A and the Staff’s comment, we have modified the Principal Investment Strategy section to define “high quality growth company.”

9.                                      Staff Comment: The Staff asked that, in the Principal Investment Strategy section of the prospectus, we define the word “moat.”

Response: In conformity with Form N-1A and the Staff’s comment, we have modified the principal investment strategy section to define “moat.”

10.                               Staff Comment: The Staff asked why the MSCI EAFE index is not disclosed as a secondary index if the Fund may compare its performance to that index per the Principal Investment Strategy section of Item 4. The Staff further asked that we add a description of the index if it is intended to be used as a secondary index.

Response: In conformity with Form N-1A and the Staff’s comment, we have removed the reference to this index.

11.                               Staff Comment: The Staff asked that we confirm that all principal investment strategies and related risks are disclosed in the Item 4 summary section, as well as in Item 9. Specifically the Staff asked that we confirm that the Fund’s disclosure of the risks of American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) are appropriate.

Response: We believe that the risks presented by ADRs and GDRs are sufficiently discussed by the risk disclosures in conformity with Item 4 and Item 9.

12.                               Staff Comment: The Staff asked that we consider identifying the types of ADRs and GDRs in which the Fund may invest in Item 4 and Item 9 as appropriate.

Response: We believe the Fund’s disclosure of ADRs and GDRs is sufficient, and that further discussion of these details might confuse investors. Further discussion of ADRs and GDRs is presented in the Statement of Additional Information.

13.                               Staff Comment: The Staff asked that we explain why we believe the Fund’s policy regarding the allocation of Fund assets to “at least three foreign countries” is appropriate in light of SEC release IC-24828.

Response: We believe that the Fund’s existing investment policy of investing at least 80% of its assets in equity securities of foreign companies across at least 3 foreign countries complies with, and in fact exceeds, Staff guidance regarding use of the word “international” in a fund name, including rule 35d-1 and clarification provided by the Staff to the Investment Company Institute in 2012.

14.                               Staff Comment: The Staff asked that, per item 5(b) of Form N-1A, where there are two or more portfolio managers, the Management section should identify them as “Jointly and Primarily Responsible for Day-to-Day Management of the Portfolio.”

Response: In conformity with Form N-1A and the Staff’s comment, we have modified the Portfolio Manager tables as appropriate.

15.                               Staff Comment: The Staff asked that we disclose in the prospectus how we determine which countries the Fund considers to be emerging markets, as that term is used in Item 4 and Item 9.

Response: In conformity with Form N-1A and the Staff’s comment, we have disclosed that the Fund considers all countries that MSCI categorizes as Emerging Markets and Frontier Markets to be emerging markets.

16.                               Staff Comment: The Staff asked that we confirm supplementally that the various types of stock in which the Fund will invest as part of its Principal Investment Strategy are disclosed appropriately in Item 4 and Item 9.

Response: We confirm that the types of stock in which the Fund will invest as part of its Principal Investment Strategy are disclosed appropriately in Item 4 and Item 9.

17.                               Staff Comment: The Staff asked why we chose to repeat the information from the Principal Investment Strategy section of Item 4 in the Principal Investment Strategies and Related Risks section of Item 9.

Response: We chose to repeat these sections because, generally, the Fund is included in a combined prospectus with the other series of the Trust. We believe this structure helps to eliminate confusion for the reader using the combined prospectus.

18.                               Staff Comment: The Staff asked us to confirm supplementally, regarding the footnote on the Class C share performance table which states that “performance of the Fund’s Class C shares prior to July 31, 1997 reflects the performance of the Fund’s Class A shares, as adjusted with currently applicable sales charges and operating expenses, which differ from historical charges and expenses,” that the ‘adjustment’ described in the footnote did not increase the performance shown versus if actual performance from that time had been used.

Response: We can confirm that the adjustment does not increase the performance versus if we had shown actual performance.

19.                               Staff Comment: The Staff noted that the disclosure “A ‘Return After Taxes on Distributions and Sale of Fund Shares’ may sometimes be higher than the other two return figures; this happens when there is a capital loss on redemptions, giving rise to a tax benefit to the shareholder,” is not permitted unless the after tax return is actually higher than the before tax return for a period shown in the table.

Response: In conformity with Form N-1A and the Staff’s comment, we have removed this disclosure where appropriate.

20.                               Staff Comment: The Staff asked that we confirm whether the investment objective of the Fund may be changed without shareholder approval, and if so, to provide appropriate disclosure.

Response: The Fund’s investment objective may not be changed without shareholder approval.

21.                               Staff Comment: The Staff asked that we confirm that all Principal Investment Strategies and Related Risks discussed in Item 9 are discussed in Item 4.

Response: We confirm that all Principal Investment Strategies and Related Risks discussed in Item 9 are discussed in Item 4.

22.                               Staff Comment: The Staff stated that they object to the section heading “Temporary Defensive and Interim Investments.” The Staff stated that they object to the word Interim, and asked that we modify the section heading accordingly.

Response: In conformity with Form N-1A and the Staff’s comment, we have modified these section headings accordingly.

23.                               Staff Comment: The Staff asked that we please consider adding enhanced disclosure regarding redemptions-in-kind. The Staff stated that such disclosure might include whether such redemptions will be made in pro-rata slices, individual securities, or representative baskets.

Response: We believe that the disclosure as currently written in the prospectus clearly identifies that the Fund will generally redeem in kind on a pro-rata basis.

24.                               Staff Comment: The Staff asked that we enhance the Fund’s disclosure of the risks of redemptions-in-kind to the shareholder, including the potential for brokerage fees, tax consequences, and risks of holding the redeemed securities.

Response: In conformity with Form N-1A and the Staff’s comment, we have enhanced the Fund’s disclosure of the risks and potential costs of redemptions-in-kind.

25.                               Staff Comment: The Staff asked that we confirm supplementally that the following sentence in the Shareholder Information section applies to all intermediaries. “The CDSC is waived if the shareholder’s financial intermediary notified the Distributor before the shareholder purchased the Class A Shares that the financial intermediary would waive the 1.00% Dealer Allowance noted in the chart above.”

Response: We confirm that this sentence applies to all intermediaries.

26.                               Staff Comment: The Staff asked that we confirm that, per Item 12(a)(2) in Form N-1A, all variations of waivers of sales charges are described. Specifically, the Staff asked that we confirm that (1) all arrangements with breakpoints or eliminations of sales loads are described; (2) we identify each class of individual or transaction to which the arrangements apply; and (3) state each different breakpoint as a percentage of both the offering price and the net amount invested.

Response: To the best of our knowledge, we believe that such information is adequately disclosed in the Shareholder Information section and Appendix A of the prospectus.

27.                               Staff Comment: The Staff asked that, regarding the waivers described in the section titled “Waivers of Sales Charges,” we disclose the specific brokerage relationships which may make these waivers available, or confirm that each of these relationships is disclosed in Appendix A.

Response: To the best of our knowledge, we confirm that such relationships are disclosed in Appendix A.

28.                               Staff Comment: The Staff asked that we add clarifying language to ensure that, where we use phrases such as “certain financial intermediaries” and “certain registered investment advisers” to describe the availability of sales charge waivers, we ensure that there is sufficient disclosure to allow a potential investor to determine that a waiver is available to them.

Response: To the best of our knowledge, we confirm that such relationships are disclosed in Appendix A, and that the disclosures using such language refer to Appendix A.

29.                               Staff Comment: Regarding the “Certain Securities and Investment Techniques” section of the Statement of Additional Information, the Staff asked that we confirm supplementally that all principal investment strategies, and their related risks, are disclosed in Item 4 and Item 9 of the prospectus.

Response: We confirm that the principal investment strategies and related risks of the Fund are disclosed in Item 4 and Item 9 of the prospectus.

30.                               Staff Comment: The Staff asked that we confirm supplementally that, if any investment strategy disclosed in the Statement of Additional Information becomes a principal investment strategy, we will disclose it in Item 4 and Item 9 of the prospectus.

Response: We confirm that if any investment strategy disclosed in the Statement of Additional Information becomes a principal investment strategy, we will disclose it in Item 4 and Item 9 of the prospectus.

31.                               Staff Comment: The Staff asked that, in the Statement of Additional Information, under the “Net Asset Value” section, we clarify that purchases of Fund shares will be based on the next net asset value calculated after the order is received, and delete the phrase “and accepted.”

Response: In conformity with Form N-1A and the Staff’s comment, we have deleted the phrase “and accepted,” from this section.

32.                               Staff Comment: The Staff asked that we confirm whether the Fund may invest in other investment companies, and, if so, that we add disclosure regarding this investment strategy, and also disclose that we will consider on a “look-through” basis the holdings of any other investment company when ensuring compliance with our holdings concentration policies.

Response: The Fund is generally prohibited from purchasing securities of other investment companies, as described in the “Investment Restrictions” section of the Statement of Additional Information.

33.                               Staff Comment: The Staff asked that we disclose the amounts paid to any sub-advisers to the series of the Trust for each of the last 3 years and the method of calculating such fees, including the basis for such calculation, and any discounts or credits, per Item 19(a)(3) of Form N-1A.

Response: In conformity with the Staff’s comment, we have added disclosure regarding the calculation of the sub-adviser’s fee, and have disclosed the actual dollar amounts paid over the relevant periods.

Very truly yours,

/s/ Christopher Ullman
Christopher Ullman

cc:                                Gary Granik, Esq.

Hal Liebes, Esq.

Tina Payne, Esq.